FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K is being furnished to report that in connection with Diana Shipping Inc’s (the “Company”) previously announced intention to refinance its outstanding 8.375 % senior unsecured USD 125,000,000 bond issue due 2026 (the “Outstanding Bonds”) in connection with the issuance of its new US$150 million senior unsecured bond offering announced June 18, 2024, the Company has notified Nordic Trustee AS of the exercise of the call option in accordance with the bond agreement for the Outstanding Bonds with ISIN NO0011021974. All Outstanding Bonds will be redeemed at a price equal to 103.35 per cent. of the nominal amount for each redeemed bond, together with accrued interest on the redeemed bonds. Settlement will take place on or around July 8th, 2024. Following the prepayment, no Outstanding Bonds will remain outstanding.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: June 21, 2024	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President